Exhibit 99.1

MindMed Chosen to Participate in Cowen’s Psychedelics & Novel Mechanisms in Neuropsychiatry Virtual Summit

New York, NY - July 12, 2021 - MindMed (NASDAQ: MNMD, NEO: MMED, DE: MMQ), a leading biotech company developing psychedelic-inspired therapies, is pleased to announce that MindMed’s Chief Executive Officer, Robert Barrow, will be leading a roundtable discussion at Cowen’s Psychedelics & Novel Mechanisms in Neuropsychiatry Virtual Summit.

The event is set to take place on July 13th, 2021 from 4:15-5:00pm ET. A live audio webcast of the presentation will be available in the “Investors” section on MindMed’s website. A replay of the webcast will be available for 30 days following the event. For more information, please visit mindmed.co/investor-resources/.

About MindMed

MindMed is a clinical-stage biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ. For more information: www.mindmed.co

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, Cowen’s Psychedelics & Novel Mechanisms in Neuropsychiatry Virtual Summit and MindMed’s participation in the Virtual Summit. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com